

Enrique Abeyta · 2nd

Financial Newsletter Writer & Owner - Inked Magazine/REVOLVER Magazine/The Hard Times, Co-Founder Hard Money

New York City Metropolitan Area · 500+ connections · Contact info

Empire Financial Res

University of Pennsy
The Wharton School

Experience

Editor
Empire Financial Research
Aug 2019 – Present · 1 yr 5 mos

Financial newsletter writer working with Whitney Tilson. Responsible for Empire Elite Trader newsletter. www.empirefinancialresearch.com

Founder
Project M Group LLC
May 2016 – Present · 4 yrs 8 mos
Greater New York City Area

Founder of start-up digital media company focused on acquiring genre-specific media brands, refurbishing and relaunching those brands while diversifying revenue streams focused on advertising, e-commerce and events. Purchased REVOLVER Magazine in April 2017, Inked Magazine in April 2020 and The Hard Times in June 2020.

Founder
360 Global Group

Aug 2007 – Present · 13 yrs 5 mos
Greater New York City Area

Consulting firm focus on engagements working with financial services firm with a specific focu on launching and managing alternative asset vehicles in both public and private securities.

Senior Analyst

FALCON EDGE CAPITAL, LLP
May 2013 – Dec 2016 · 3 yrs 8 mos

Part of founding team of diversified hedge fund focused on public and private equities.

Founder & Managing Member

360 Global Capital
Aug 2007 – Dec 2011 · 4 yrs 5 mos
New

Diversified alternative asset manager focused on public and private investments across capital intensive industries including technology, media, telecom, utilities, energy, industrials and transports.

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Education

University of Pennsylvania - The Wharton School

Bachelor , Finance, Multinational Management and Japanese
1990 – 1995
Activities and Societies: Editor-In-Chief - The Red and Blue. Contributing Editor - The Wharton Journal. Head of Research - Pennsylvania Investment Alliance. Member Sigma Alpha Epsilon fraternity (Pennsylvania Theta).

Paradise Valley High School

1986 – 1990